UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__10___)*

UNITED STATES DIESEL-HEATING OIL FUND, LP
(Name of Issuer)

EXCHANGE TRADED FUND
(Title of Class of Securities)

911783108
(CUSIP Number)

Frank Gawlina, Chief Financial Officer & Chief Compliance Officer
2680 Skymark Avenue, 7th Floor, Mississauga, Ontario A6 L4W 5L6
Tel: (905) 212.9799(3306)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.

* The remainder of this cover page shall be filled out for the reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 911783108

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Counsel Portfolio Services Inc. IRS No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
157,940 shares of common stock (See Item 5)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
157,940 shares of common stock (See Item 5)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
157,940 shares of common stock (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.1257%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.	Security and Issuer

This statement relates to the common shares of stock of United States Diesel-Heating, LP (the “Issuer”), an exchange traded fund organized as a limited partnership under the laws of the state of Delaware.  United States Commodity Funds LLC (the “Sponsor”) serves as general partner or sponsor of the Issuer.  The principal executive offices of the Issuer and Sponsor are located at 1999 Harrison Street, Suite 1530, Oakland, California, 94612.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by the entity Counsel Portfolio Services Inc., a corporation formed under the laws of the province of Ontario, Canada (the “Reporting Person”);

(b)	The business address for the Reporting Person is 2680 Skymark Avenue, 7th Floor, Mississauga, Ontario A6 L4W 5L6;

(c)	The principal business of the Reporting Person is an investment management business.

(d)
During the last five years, neither the Reporting Person nor any of the Listed Persons (as defined below) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)
During the last five years, neither the Reporting Person nor any of the Listed Persons (as defined below) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)	The Reporting Person is a Canadian corporation.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers of the Reporting Person (the "Listed Persons") required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used by the Reporting Person to acquire the securities described herein were obtained from the working capital of the company.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares of the Issuer reported herein solely for investment management purposes.  The Reporting Person may make additional purchases of shares in the open market, depending on the Reporting Person’s business, investment strategies, the market for the shares, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	The Reporting Person may acquire or dispose of shares of the Issuer’s stock depending upon prevailing market conditions and its investment objectives;

(b)	None;

(c)	None;

(d)	None;

(e)	None;

(f)	None;

(g)	None;

(h)	None;

(i)	None; and

(j)	None.

Item 5.	Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Shares of Stock of the Issuer by the Reporting Person filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Counsel Portfolio Services Inc.	157,940	157,940	0	157,940	0	157,940	45.1257%

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Schedule 13D, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the entity and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Counsel Portfolio Services Inc.

By:	/s/ Frank Gawlina
Frank Gawlina, Chief Financial Officer & Chief
Compliance Officer

Dated: February 6, 2018

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 1

Set forth below, with respect to each executive officer of the Reporting Person are the following:  (a) name; (b) business address; (c) principal occupation or employment; and (d) citizenship.

Sam Febbraro
c/o Counsel Portfolio Services Inc.
2680 Skymark Avenue
7th Floor
Mississauga, Ontario A6 L4W 5L6
Canada
Principal Occupation: President and Chief Executive Officer
Citizenship: Canadian

Frank Gawlina
c/o Counsel Portfolio Services Inc.
2680 Skymark Avenue
7th Floor
Mississauga, Ontario A6 L4W 5L6
Canada
Principal Occupation: Chief Financial Officer & Chief Compliance Officer
Citizenship: Canadian

Corrado Tiralongo
c/o Counsel Portfolio Services Inc.
2680 Skymark Avenue
7th Floor
Mississauga, Ontario A6 L4W 5L6
Canada
Principal Occupation: Chief Investment Officer
Citizenship: Canadian

Paul G. Oliver
c/o Counsel Portfolio Services Inc.
2680 Skymark Avenue
7th Floor
Mississauga, Ontario A6 L4W 5L6
Canada
Principal Occupation: Director
Citizenship: Canadian

Christopher Reynolds
c/o Counsel Portfolio Services Inc.
2680 Skymark Avenue
7th Floor
Mississauga, Ontario A6 L4W 5L6
Canada
Principal Occupation: Director
Citizenship: Canadian